Exhibit 99.1

Canaan Announces Appointment of KPMG in Singapore as Independent Auditor

SINGAPORE, October 19, 2026 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in compute and energy infrastructure, today announced that, effective October 19, 2026, the Company engaged KPMG LLP (“KPMG in Singapore”) as the independent auditor of the Company, to replace KPMG Huazhen LLP (“KPMG Huazhen”).

The change of the Company’s independent auditor was made following a careful evaluation process and was approved by the Audit Committee and the Board of Directors of the Company. KPMG in Singapore has been engaged to audit and report on the consolidated financial statements of the Company for the year ending December 31, 2026.

“As Canaan continues to advance our energy-plus-compute strategy, expand our global operations, and build out our power infrastructure presence in North America, our business is becoming increasingly international and diversified,” said Nangeng Zhang, chairman and chief executive officer of Canaan. “We believe this transition to KPMG in Singapore reflects the continued evolution of our business and organizational footprint. We would like to express our sincere appreciation to KPMG Huazhen for their professional service over the past several years. As we enter the next phase of our development, we remain committed to maintaining high standards of corporate governance, financial transparency, and regulatory compliance, while continuing to strengthen the financial and reporting infrastructure that supports our global operations and long-term growth.”

KPMG Huazhen’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2025 and 2024, did not contain any adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two most recent fiscal years ended December 31, 2025, and the subsequent interim period through September 22, 2026, the date on which KPMG Huazhen was dismissed, there were no (i) disagreements (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) between the Company and KPMG Huazhen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of KPMG Huazhen, would have caused it to make reference thereto in their report on the financial statements for such year, or (ii) reportable events (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.
Xi Zhang
IR@canaan-creative.com

Christensen Advisory
Christian Arnell
canaan@christensencomms.com

Media Contact

BlocksBridge Consulting

Jesse Colzani

canaan@blocksbridge.com